Garban Intercapital

82-4904

02028354

4/10/2002

SUPPL

SEC MAIL PROCESSING RECEIVED APR 10 2002 WASH. D.C.

SEC MAIL SECTION PROCESSING RECEIVED APR 11 2002 WASH. D.C. 164 SECTION

PROCESSED MAY 01 2002 THOMSON FINANCIAL

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: ICAP plc - AVS No. 455353

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:nj
Enclosures

dlw 4/19

Garban Intercapital
113 Pavonia Avenue
Box 634
Jersey City, NJ 07310-1759

ICAP

Memorandum

To:	Charles Gregson Michael Spencer Jim Pettigrew Declan Kelly David Gelber Mike Sheard Edward Pank
cc:	Roger Campbell (for US filing) – 001 201 369 5678 Ed Knight – Merrill Lynch – 020 7772 2919
From:	Helen Broomfield
Date:	10 April 2002
Subject:	**Announcement to the Stock Exchange – Paul Zuckerman**

Please find attached a copy of a letter sent to the London Stock Exchange Announcements Office today.

Kind regards

Helen

Helen Broomfield
Deputy Company Secretary

Encs.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO **455353**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP PLC**	2. Name of director **PAUL ZUCKERMAN**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **AS IN 2 ABOVE**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **PAUL ZUCKERMAN 7,350**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **AS IN 2 ABOVE**	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary **PURCHASE OF SHARES**

7. Number of shares/amount of stock acquired **1240**	8. Percentage of issued class **0.001%**	9. Number of shares/amount of stock disposed **N/A**	10. Percentage of issued class **N/A**
11. Class of security **ORDINARY SHARES 50P**	12. Price per share **£8.176**	13. Date of transaction **28/03/02**	14. Date company informed **10/04/02**

15 Total holding following this notification **8,590**	16. Total percentage holding of issued class following this notification **0.008%**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries **HELEN BROOMFIELD 020 7463 4388**

25. Name and signature of authorised company official responsible for making this notification **HELEN BROOMFIELD** **DEPUTY COMPANY SECRETARY** Date of notification **10 April 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority